Pricing Supplement No. 2580 (To the Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019 and the Product Supplement EQUITY LIRN-1 dated August 26, 2019)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-232144
250,000 Units $10 principal amount per unit CUSIP No. 06747C363	Pricing Date Settlement Date Maturity Date	August 29, 2019 September 6, 2019 August 26, 2022

Notes Linked to the iShares® MSCI Japan ETF
▪	Maturity of approximately three years
▪	141.00% leveraged upside exposure to increases in the Underlying Fund
▪	1-to-1 downside exposure to decreases in the Underlying Fund, with up to 100.00% of your principal at risk
▪	All payments occur at maturity and are subject to the credit risk of Barclays Bank PLC
▪	No periodic interest payments
▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”
▪	Limited secondary market liquidity, with no exchange listing
▪	The notes are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-7 of this term sheet, beginning on page PS-7 of product supplement EQUITY LIRN-1 and beginning on page S-7 of the prospectus supplement.

Our initial estimated value of the notes, based on our internal pricing models, is $9.67 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet.

Notwithstanding any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” beginning on page TS-7 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price	$10.00	$2,500,000.00
Underwriting discount	$0.06	$15,000.00
Proceeds, before expenses, to Barclays	$9.94	$2,485,000.00

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Merrill Lynch

August 29, 2019

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

Summary

The Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022 (the “notes”) are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority.  The notes provide you a leveraged return if the Ending Value of the Market Measure, which is the iShares® MSCI Japan ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is less than the Threshold Value, you will lose all or a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value for the notes. This estimated value was determined based on our internal pricing models, which take into account a number of variables, including volatility, interest rates and our internal funding rates, which are our internally published borrowing rates, and the economic terms of certain related hedging arrangements. This estimated value is less than the public offering price.

The economic terms of the notes (including the Participation Rate) are based on our internal funding rates, which may vary from the levels at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements.  The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, reduced the economic terms of the notes. For more information about the estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes		Redemption Amount Determination
Issuer:	Barclays Bank PLC (“Barclays”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately three years
Market Measure:	The iShares® MSCI Japan ETF (Bloomberg symbol: “EWJ”)
Starting Value:	53.75
Ending Value:	The average of the Closing Market Prices of the Market Measure times the Price Multiplier on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-25 of product supplement EQUITY LIRN-1.
Threshold Value:	53.75 (100% of the Starting Value)
Price Multiplier:	1, subject to adjustment for certain events relating to the Market Measure, as described beginning on page PS-29 of product supplement EQUITY LIRN-1.
Participation Rate:	141%
Maturity Valuation Period:	August 17, 2022, August 18, 2022, August 19, 2022, August 22, 2022 and August 23, 2022
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.06 per unit as listed on the cover page and a hedging-related charge of $0.075 per unit described in “Structuring the Notes” on page TS-15.
Calculation Agents:	Barclays and BofA Securities, Inc. (“BofAS”).

Notes	TS-2

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY LIRN-1 dated August 26, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319011129/dp111576_424b2-equitylirn1.htm

▪	Series A MTN prospectus supplement dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

▪	Prospectus dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders or beneficial owners of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Notes	TS-3

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

Investor Considerations

You may wish to consider an investment in the notes if:
▪	You anticipate that the Underlying Fund will increase from the Starting Value to the Ending Value.
▪	You are willing to risk a loss of principal and return if the Underlying Fund decreases from the Starting Value to the Ending Value.
▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.
▪	You are willing to forgo dividends or other benefits of owning shares of the Underlying Fund or the securities held by the Underlying Fund.
▪	You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.
▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.
▪	You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.
The notes may not be an appropriate investment for you if:
▪	You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.
▪	You seek principal repayment or preservation of capital.
▪	You seek interest payments or other current income on your investment.
▪	You want to receive dividends or other distributions paid on shares of the Underlying Fund or the securities held by the Underlying Fund.
▪	You seek an investment for which there will be a liquid secondary market.
▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.
▪	You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Notes	TS-4

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

Hypothetical Payout Profile

Notes

This graph reflects the returns on the notes, based on the Participation Rate of 141% and the Threshold Value of 100% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The following table is based on a Starting Value of 100, a Threshold Value of 100 and the Participation Rate of 141%. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Participation Rate, Ending Value, and term of your investment. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Market Measure, see “The Underlying Fund” section below. The Ending Value will not include any income generated by dividends paid on the Underlying Fund or the securities held by the Underlying Fund, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(1)	Total Rate of Return on the Notes
0.00	-100.00%	$0.000	-100.00%
50.00	-50.00%	$5.000	-50.00%
60.00	-40.00%	$6.000	-40.00%
70.00	-30.00%	$7.000	-30.00%
80.00	-20.00%	$8.000	-20.00%
90.00	-10.00%	$9.000	-10.00%
95.00	-5.00%	$9.500	-5.00%
100.00(2)(3)	0.00%	$10.000	0.00%
105.00	5.00%	$10.705	7.05%
110.00	10.00%	$11.410	14.10%
120.00	20.00%	$12.820	28.20%
130.00	30.00%	$14.230	42.30%
140.00	40.00%	$15.640	56.40%
150.00	50.00%	$17.050	70.50%
160.00	60.00%	$18.460	84.60%
(1)	The Redemption Amount per unit is based on the hypothetical Participation Rate.

(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 53.75, which was the Closing Market Price of the Market Measure on the pricing date.

(3)	This is the hypothetical Threshold Value.

Notes	TS-5

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	100.00
Ending Value:	50.00
Redemption Amount per unit

Example 2
The Ending Value is 120.00, or 120.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	120.00
= $12.820 Redemption Amount per unit

Notes	TS-6

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY LIRN-1 and page S-7 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Underlying Fund as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Payments on the notes are subject to the exercise of U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders and beneficial owners of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

▪	Your investment return may be less than a comparable investment directly in the Underlying Fund or the securities held by the Underlying Fund.

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including volatility, interest rates and our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is lower than the public offering price of your notes. This difference is a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-15. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices take into consideration the levels at which our debt securities trade in the secondary market, but do not take into account such fees, charges and other amounts.

▪	The estimated value of the notes is not a prediction of the prices at which MLPF&S, BofAS or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar size trades, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. We, MLPF&S, BofAS and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in Japan. In addition, you will not obtain the benefit of any increase in the value of the yen against the U.S. dollar which you

Notes	TS-7

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

would have received if you had owned the securities held by the Underlying Fund during the term of your notes, although the price of the Underlying Fund may be adversely affected by general exchange rate movements in the market.

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The sponsor of the MSCI Japan Index (the “Underlying Index”) described below may adjust the Underlying Index in a way that affects its level, and has no obligation to consider your interests.

▪	The sponsor and investment advisor of the Underlying Fund may adjust the Underlying Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

▪	You will have no rights of a holder of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Underlying Fund, and have not verified any disclosure made by any company.

▪	There are liquidity and management risks associated with the Underlying Fund.

▪	The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or securities held by the Underlying Fund may be adversely affected, sometimes materially.

▪	Risks associated with the Underlying Index or the underlying assets of the Underlying Fund will affect the share price of the Underlying Fund and hence, the value of the notes.

▪	The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of LIRNs—Anti Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-28 of product supplement EQUITY LIRN-1.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a U.S. investor of the notes. See “Tax Considerations” below.

Notes	TS-8

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

The Underlying Fund

All disclosures contained in this term sheet regarding the Underlying Fund, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources, without independent verification. This information reflects the policies of, and is subject to change by iShares®, Inc and BlackRock Fund Advisors (“BFA”), an investment advisor of the Underlying Fund. We have not independently investigated the accuracy or completeness of this information. BFA has no obligation to continue to publish, and may discontinue publication of, the Underlying Fund. The consequences of BFA discontinuing publication of the Underlying Fund are discussed in the section entitled “Description of LIRNs— Discontinuance of or Material Change to an Underlying Fund” beginning on page PS-31 of product supplement EQUITY LIRN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying Fund or any successor underlying fund.

Investment Objective and Strategy

The Underlying Fund seeks to track the investment results, before fees and expenses, of an index composed of Japanese equities, which is currently the MSCI Japan Index (the “Underlying Index”). The Underlying Fund trades on NYSE Arca under the ticker symbol “EWJ.” For additional information about the Underlying Index, please see the information set forth under “The Underlying Index” below.

BFA uses a representative sampling indexing strategy to manage the Underlying Fund. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Underlying Index. The Underlying Fund may or may not hold all of the securities in the Underlying Index.

The Underlying Index is a financial calculation, based on a grouping of financial instruments, and is not an investment product, while the Underlying Fund is an actual investment portfolio. The performance of the Underlying Fund and the Underlying Index may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Underlying Fund’s portfolio and the Underlying Index resulting from the Underlying Fund’s use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the Underlying Fund but not to the Underlying Index. “Tracking error” is the divergence of the performance (return) of the Underlying Fund’s portfolio from that of the Underlying Index. Because the Underlying Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

iShares®, Inc. is a registered investment company that consist of numerous separate investment portfolios, including the Underlying Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-97598 and 811-09102 through the SEC’s website at http://www.sec.gov.

The Underlying Index

All disclosures contained in this term sheet regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, have been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, MSCI Inc. (“MSCI”). The Underlying Index is calculated, maintained and published by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.

The Underlying Index is a free float adjusted market capitalization index that is designed to measure the equity market performance of the large- and mid-cap segments of the Japanese equity market. The Underlying Index covers approximately 85% of the free float-adjusted market capitalization in Japan. The Japanese yen price return version of the Underlying Index is reported by Bloomberg L.P. under the ticker symbol “MXJP.” The Underlying Index is constructed based on the MSCI Global Investable Market Indices Methodology. For more information on the MSCI Global Investable Market Indices, please see “MSCI Global Investable Market Indices” below.

MSCI Global Investable Market Indices

Constructing the MSCI Global Investable Market Indices

The MSCI Global Investable Market Indices are constructed and maintained at an individual market level. MSCI undertakes an index construction process that, with respect to the Underlying Index, involves: (i) defining the equity universe for each market; (ii) determining the market investable equity universe for each market; (iii) determining market capitalization size segments for each market and (iv) applying Index Continuity Rules for the Standard Index.

Defining the Equity Universe

(i)	Identifying Eligible Equity Securities: All listed equity securities, including real estate investment trusts and certain income

Notes	TS-9

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

trusts listed in Canada, are eligible for inclusion in the equity universe. Limited partnerships, limited liability companies, and business trusts, which are listed in the United States and are not structured to be taxed as limited partnerships, are likewise eligible for inclusion in the equity universe. Conversely, mutual funds, exchange-traded funds (“ETFs”), equity derivatives and most investment trusts are not eligible for inclusion in the equity universe. Preferred shares that exhibit characteristics of equity securities are eligible. Stapled securities are considered eligible if each of the underlying components exhibit characteristics of equity securities.

(ii)	Country Classification of Eligible Securities: The equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as Developed Markets (“DM”), Emerging Markets (“EM”) or Frontier Markets (“FM”). Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A market investable equity universe for a market is derived by (i) identifying eligible listings for each security in the equity universe; and (ii) applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes.

(i)	Identifying Eligible Listings: A security may have a listing that trades in the country where it is classified (a “local listing”) and/or a listing that trades in a different country (a “foreign listing”). A security may be represented by either a local listing or a foreign listing (including a depositary receipt) in the global investable equity universe as determined by MSCI.

(ii)	Applying Investability Screens: Some of the investability requirements are applied at the individual security level and some at the overall company level, represented by the aggregation of individual securities of the company. As such, the inclusion or exclusion of one security does not imply the automatic inclusion or exclusion of other securities of the same company.

The investability screens used to determine the investable equity universe in each market are as follows:

(a)	Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization. A company will meet this requirement if its cumulative free float-adjusted market capitalization is within the top 99% of the equity universe sorted in descending order by full market capitalization.

(b)	Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

(c)	DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity as measured by the annualized traded value ratio (“ATVR”) and the frequency of trading.

Only one listing per security may be included in the market investable equity universe. In instances when a security has two or more eligible listings that meet the above liquidity requirements, then the following priority rules are used to determine which listing will be used for potential inclusion of the security in the market investable equity universe: (i) local listing; (ii) foreign listing in the same geographical region; and (iii) foreign listing in a different geographical region.

(d)	Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security’s foreign inclusion factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe. Exceptions to this general rule are made only in the limited cases where the exclusion of securities of a very large company would compromise the Standard Index’s ability to fully and fairly represent the characteristics of the underlying market.

(e)	The Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least three months before the implementation of a semi-annual index review. This requirement is applicable to small new issues in

Notes	TS-10

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

all markets. Large IPOs and large primary / secondary offerings of non-index constituents are not subject to the Minimum Length of Trading Requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or semi-annual index review.

(f)	The Minimum Foreign Room Requirement: This investability screen is applied at the individual security level. For a security that is subject to a foreign ownership limit (“FOL”) to be eligible for inclusion in a market investable equity universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as “foreign room”) must be at least 15%.

Defining Market Capitalization Size Segments for Each Market

Once a market investable equity universe is defined, it is segmented into the following size-based indices, with the following free float-adjusted market capitalization market coverage target ranges:

(i)	Investable Market Index (Large + Mid + Small): 99%+1% or -0.5%

(ii)	Standard Index (Large + Mid): 85% ± 5%

(iii)	Large Cap Index: 70% ± 5%

(iv)	Mid Cap Index: The Mid Cap Index market coverage in each market is derived as the difference between the market coverage of the Standard Index and the Large Cap Index in that market.

(v)	Small Cap Index: The Small Cap Index market coverage in each market is derived as the difference between the free float-adjusted market capitalization coverage of the Investable Market Index and the Standard Index in that market.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization among the securities included in the market investable equity universe are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent index reviews, if after the application of the index maintenance methodology a Standard Index contains less than five securities in a Developed Market or three securities in an Emerging Market, then the remaining securities are selected for inclusion by multiplying market capitalization of such securities by a factor of 1.5.

Constructing and Calculating the Individual Global Investable Market Indices

After companies are allocated to their respective Size-Segments and securities are reviewed for complying with the final Size-Segment requirements, the final list of constituents for each Market Size-Segment Index is determined. The MSCI Investable Market Indices are composed of the MSCI Standard Indices and the MSCI Small Cap Indices. The MSCI Standard Indices are further subdivided into the MSCI Large Cap and the MSCI Mid Cap Indices. Two or more Market Indices can be combined to form Composite Indices. Market Indices can be grouped either on the basis of Market Classification definition, geographical regions, economic regions or other criteria.

Maintenance of the MSCI Global Investable Market Indices

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves semi-annual index reviews in May and November of the Size Segment and Global Value and Growth Indices and quarterly index reviews in February and August of the Size Segment Indices. Semi-annual index review include updating the indices on the basis of a fully refreshed equity universe; taking buffer rules into consideration for migration of securities across size and style segments; and updating FIFs and number of shares (“NOS”). Quarterly index reviews include adding significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index; allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the semi-annual index reviews; and reflecting the impact of significant market events on FIFs and updating NOS.

In addition, ongoing event-related changes to the indices are made as the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indices at the time of the event. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

Notes	TS-11

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

Underlying Index Calculation

The Underlying Index is calculated using the Laspeyres’ concept of a weighted arithmetic average together with the concept of chain-linking. As a general principle, today’s index level is obtained by applying the change in the market performance to the previous period index level.

Disclaimer

iShares® and BlackRock® are registered trademarks of BlackRock. BlackRock has licensed certain trademarks and trade names of BlackRock to Barclays Bank PLC. The notes are not sponsored, endorsed, sold or promoted by BlackRock. BlackRock makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BlackRock has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The following table shows the quarterly high and low Closing Market Prices of the shares of the Underlying Fund on its primary exchange from the first quarter of 2009 through August 29, 2019. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits. On the pricing date, the closing market price was 53.75.

	High ($)	Low ($)
2009
First Quarter	40.89	31.75
Second Quarter	57.95	39.30
Third Quarter	67.67	49.05
Fourth Quarter	79.73	66.03
2010
First Quarter	77.79	62.77
Second Quarter	75.73	58.61
Third Quarter	76.93	62.97
Fourth Quarter	81.58	73.84
2011
First Quarter	78.64	70.22
Second Quarter	79.78	69.57
Third Quarter	74.16	52.04
Fourth Quarter	64.51	50.89
2012
First Quarter	70.42	58.52
Second Quarter	65.36	49.07
Third Quarter	57.06	50.03
Fourth Quarter	56.06	51.01
2013
First Quarter	57.65	53.39
Second Quarter	55.71	43.07
Third Quarter	49.73	41.26
Fourth Quarter	51.58	43.41
2014
First Quarter	45.02	38.03
Second Quarter	49.98	45.15
Third Quarter	54.00	43.45
Fourth Quarter	47.32	33.82
2015
First Quarter	37.91	29.31
Second Quarter	37.19	32.24
Third Quarter	32.98	20.64
Fourth Quarter	25.50	20.68
2016
First Quarter	26.93	17.33

Notes	TS-12

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

Second Quarter	30.13	24.96
Third Quarter	35.10	29.03
Fourth Quarter	38.19	31.11
2017
First Quarter	40.15	34.46
Second Quarter	40.44	32.75
Third Quarter	43.35	33.88
Fourth Quarter	43.34	37.74
2018
First Quarter	47.33	41.68
Second Quarter	44.17	31.00
Third Quarter	37.55	30.72
Fourth Quarter	41.61	33.71
2019
First Quarter	45.46	40.64
Second Quarter	55.96	52.72
Third Quarter (through the pricing date)	55.69	52.36

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

Notes	TS-13

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has advised us that MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that, at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of purchase. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund, the remaining term of the notes and our creditworthiness. However, none of us, MLPF&S, BofAS nor any of our respective affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Notes	TS-14

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Fund.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date was based on our internal funding rates.  Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

The Redemption Amount payable at maturity will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-21 of product supplement EQUITY LIRN-1.

Notes	TS-15

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

Tax Considerations

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Underlying Fund. Assuming this treatment is respected, upon a sale or exchange of the notes (including redemption at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the notes, which should equal the amount you paid to acquire the notes. Subject to the application of the constructive ownership rules, any gain or loss recognized on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. The notes could be treated as constructive ownership transactions within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the term of the notes. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the constructive ownership rules. The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2021 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the notes do not have a “delta of one” within the meaning of the regulations, our special tax counsel is of the opinion that these regulations should not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. Subject to estate tax treaty relief, a note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated or deemed situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

Notes	TS-16

Notes Linked to the iShares® MSCI Japan ETF, due August 26, 2022

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 14, 2019, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 14, 2019, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 14, 2019, which has been filed as an exhibit to the report on Form 6-K referred to above.

Notes	TS-17